FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 6, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 5 February 2025 (official registry number 2584) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 27 February and 5 March 2025 (both inclusive).

The cash amount of the shares purchased to 5 March 2025 as a result of the execution of the Buy-back Programme amounts to 356,949,370 Euros, which represents approximately 22.5% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication. With these purchases, the Bank has repurchased approximately 13% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
27/02/2025	SAN	Purchase	XMAD	1,367,271	6.2057
27/02/2025	SAN	Purchase	CEUX	668,976	6.2115
27/02/2025	SAN	Purchase	TQEX	145,741	6.2095
27/02/2025	SAN	Purchase	AQEU	318,012	6.2176
28/02/2025	SAN	Purchase	XMAD	821,260	6,1690
28/02/2025	SAN	Purchase	CEUX	466,201	6.1645
28/02/2025	SAN	Purchase	TQEX	109,024	6.1659
28/02/2025	SAN	Purchase	AQEU	203,515	6.1640
03/03/2025	SAN	Purchase	XMAD	1,831,954	6.2624
03/03/2025	SAN	Purchase	CEUX	195,164	6.2383
03/03/2025	SAN	Purchase	TQEX	41,807	6.2289
03/03/2025	SAN	Purchase	AQEU	131,075	6.2238
04/03/2025	SAN	Purchase	XMAD	3,134,729	6.0114
04/03/2025	SAN	Purchase	CEUX	559,177	5.9886
04/03/2025	SAN	Purchase	TQEX	150,734	5.9963
04/03/2025	SAN	Purchase	AQEU	255,360	5.9900
05/03/2025	SAN	Purchase	XMAD	1,121,791	6.1636
05/03/2025	SAN	Purchase	CEUX	460,708	6.1755
05/03/2025	SAN	Purchase	TQEX	121,199	6.1742
05/03/2025	SAN	Purchase	AQEU	296,302	6.1790
			TOTAL	12,400,000

Issuer name: Banco Santander, S.A.- LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 6 March 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 27/02/2025 and 05/03/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-27-feb-a-05-mar-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 6, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance